                                  STANTEC INC.

                                   THIS PROXY
               IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
                        ANNUAL MEETING OF SHAREHOLDERS OF
                     STANTEC INC. TO BE HELD ON MAY 6, 2004

The undersigned shareholder of Stantec Inc. (the "Corporation") hereby appoints Anthony P. Franceschini, President and Chief Executive Officer of the Corporation or, failing him, Jeffrey S. Lloyd, Secretary of the Corporation, or instead of either of the foregoing,____________________________________ , as the proxy of the undersigned to attend, vote and act for and on behalf of the undersigned AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 6, 2004, AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, upon the following matters:

      1.    Election of Directors

            VOTE [ ] or WITHHOLD FROM VOTING [ ] with respect to the election of directors.

      2.    Appointment of Auditors

            VOTE [ ] or WITHHOLD FROM VOTING [ ] with respect to the appointment of auditors and authorizing the directors to fix the auditors remuneration.

      3.    Such other business as may properly come before the meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT THEM AND TO ATTEND AND ACT FOR THEM ON THEIR BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY, AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THE OTHER PERSON THE SHAREHOLDER WISHES TO APPOINT IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER.

DATED _______, 2004             Signature of Shareholder________________________

                                Name of Shareholder_____________________________

    NOTES:

1. IN THE EVENT THAT NO SPECIFICATION HAS BEEN MADE WITH RESPECT TO VOTING OR WITHHOLDING FROM VOTING IN THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS WITH RESPECT TO THE SHARES REPRESENTED BY THIS PROXY.

2.    If an individual, please sign exactly as your shares are registered.

3. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder, and, if the corporation has a corporate seal, its corporate seal should be affixed.

4. If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided. The proxy must be signed by the legal representative with their name printed below their signature, and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

5.    To be valid, this proxy must be signed and deposited no later than 5:00 PM
      (MDT) on the second business day preceding the meeting or any adjournment thereof, with CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1.

6. Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

7. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.